November 13, 2007

VIA EDGAR, EMAIL AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn:
Michael McTiernan
Dan Gordon
Jessica Barberich

Re:
Internet Brands, Inc.
Registration Statement on Form S-1
File No. 333-144750
Initially filed on July 20, 2007
Amendment No. 1 filed on August 29, 2007
Amendment No. 2 filed on September 25,2007
Amendment No. 3 filed on October 24, 2007
Amendment No. 4 filed on October 30, 2007
Amendment No. 5 filed on November 13, 2007

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), we submit this letter concurrently with the filing of Amendment No. 5 to the above-referenced registration statement (the "Registration Statement"), originally filed with the U.S. Securities and Exchange Commission on Form S-1 (File No. 333-144750) on July 20, 2007, and amended on August 29, 2007, September 25, 2007, October 24, 2007 and October 30, 2007 (the Registration Statement concurrently filed herewith, "Amendment No. 5").

        In response to the Staff's comment conveyed by telephone conference on November 5, 2007, the Company has revised the front cover page of the preliminary prospectus filed as part of Amendment No. 4, to remove the titling beneath the underwriters' names.

        Please direct your questions or comments regarding this response letter to the undersigned at (213) 683-9144. Thank you for your assistance.

Respectfully submitted,

/s/ Mark H. Kim

Mark H. Kim
cc:
Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.
Alexander Emil Hansen, Internet Brands, Inc.
Blake Warner, Thomas Weisel Partners LLC
Erik Zech, Thomas Weisel Partners LLC
Mark Farrell, Thomas Weisel Partners LLC
David Liu, Jefferies & Company, Inc.
Paul Clausing, Jefferies & Company, Inc.
Kelly Hwang, Jefferies & Company, Inc.
Alan Denenberg, Davis Polk & Wardwell